Free Writing Prospectus Filed Pursuant to Rule 433 Reg. Statement No. 333-173886

$2,000,000,000 8.25% Fixed Rate Resetting Perpetual Subordinated Contingent

Convertible Securities (Callable December 2018 and Every Five Years Thereafter)

Barclays PLC

Pricing Term Sheet

Issuer	Barclays PLC

Securities	$2,000,000,000 8.25% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable December 2018 and Every Five Years Thereafter)

Expected Issue Ratings	B+ (S&P), BB+ (Fitch)[1]

Status	Perpetual Subordinated Contingent Convertible Securities

Legal Format	SEC Registered

Principal Amount	$2,000,000,000

Trade Date	November 13, 2013

Settlement Date	November 20, 2013 (T+5)

Maturity Date	Perpetual, with no fixed maturity or fixed redemption date.

Optional Call Dates	December 15, 2018, and every fifth anniversary date thereafter, commencing December 15, 2023

Initial Interest Period

Initial Fixed Rate	8.25%, from and including November 20, 2013 to, but excluding, December 15, 2018.

Initial Reset Date	December 15, 2018

Initial Interest Payment Dates	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year up to and including December 15, 2018, commencing on March 15, 2014 (long first interest period).

Day Count	30/360, following, unadjusted

Benchmark Treasury	T 1 1⁄4 10/31/18

Spread to Benchmark Treasury	685.1bps

Mid Market Swap Rate	1.545%

Spread to Mid Market Swap Rate	6.705%

Interest Periods Following Any Reset Date

Interest Rate Following Any Reset Date	The applicable Mid Market Swap Rate on the relevant Reset Determination Date plus 6.705%, from and including the relevant Reset Date to (but excluding) the next following Reset Date. See below for definition of Mid Market Swap Rate.

Reset Date	December 15, 2018 and each fifth anniversary date thereafter, commencing December 15, 2023.

Interest Payment Dates Following Any Reset Date	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year commencing on March 15, 2019.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Day Count	30/360, following, unadjusted

Spread to Mid Market Swap Rate	+670.5 bps

Reset Determination Date	The second business day immediately preceding each Reset Date.

Mid-Market Swap Rate	The mid-market U.S. dollar swap rate Libor basis having a five-year maturity appearing on Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) at 11:00 a.m. (New York time) on the relevant Reset Determination Date, as determined by the Calculation Agent. If such swap rate does not appear on such page (or such other page or service), the Mid-Market Swap Rate shall instead be determined by the Calculation Agent on the basis of (i) quotations provided by the principal office of each of four major banks in the U.S. dollar swap rate market (which banks shall be selected by the Calculation Agent in consultation with the Issuer no less than 20 calendar days prior to the relevant Reset Determination Date) (the “Reference Banks”) of the rates at which swaps in U.S. dollars are offered by it at approximately 11:00 a.m. (New York time) (or thereafter on such date, with the Calculation Agent acting on a best efforts basis) on the relevant Reset Determination Date to participants in the U.S. dollar swap rate market for a five-year period and (ii) the arithmetic mean expressed as a percentage and rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards) of such quotations. If the relevant Mid-Market Swap Rate is still not determined on the relevant Reset Determination Date in accordance with the foregoing procedures, the relevant Mid-Market Swap Rate shall be the mid-market U.S. dollar swap rate Libor basis having a five-year maturity that appeared on the most recent Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) that was last available prior to 11:00 a.m. (New York time) on each Reset Determination Date, as determined by the Calculation Agent.

Certain Other Terms and Information

Interest Payments Discretionary	As described in the preliminary prospectus supplement, dated November 4, 2013 (the “Prospectus Supplement”), interest on the Securities will be due and payable only at the sole discretion of the Issuer, and the Issuer shall have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. If the Issuer does not make an interest payment on the relevant interest payment date (or if the Issuer elects to make a payment of a portion, but not all, of such interest payment), such non-payment shall evidence the Issuer’s exercise of its discretion to cancel such interest payment (or the portion of such interest payment not paid), and accordingly such interest payment (or the portion thereof not paid) shall not be due and payable.

Restriction on Interest Payments	As described in the Prospectus Supplement, the Issuer shall not make an interest payment on the Securities on any interest payment date (and such interest payment shall therefore be deemed to have been cancelled and thus shall not be due and payable on such interest payment date) if:

(1)   the Issuer has an amount of Distributable Items (as defined in the Prospectus Supplement) on such interest payment date that is less than the sum of (i) all distributions or interest payments made or declared by the Issuer since the end of the last financial year and prior to such interest payment date on or in respect of any Parity Securities (as defined in the Prospectus Supplement), the Securities and any Junior Securities (as defined in the Prospectus Supplement) and (ii) all distributions or interest payments payable by the

Issuer (and not cancelled or deemed cancelled) on such interest payment date (x) on the Securities and (y) on or in respect of any Parity Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items; or

(2)   the Solvency Condition (as defined in the Prospectus Supplement) is not satisfied in respect of such interest payment.

The Issuer may, in its sole discretion, elect to make a partial interest payment on the Securities on any interest payment date, only to the extent that such partial interest payment may be made without breaching the restriction in the preceding paragraph.

Agreement to Interest Cancellation	By acquiring the Securities, holders of the Securities acknowledge and agree that:

(1)   interest is payable solely at the discretion of the Issuer, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been (a) cancelled (in whole or in part) by the Issuer at its sole discretion and/or (b) deemed cancelled (in whole or in part) as a result of the Issuer having insufficient Distributable Items or failing to satisfy the Solvency Condition; and

(2)   a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture (as defined in the Prospectus Supplement) shall not constitute a default in payment or otherwise under the terms of the Securities.

Interest will only be due and payable on an interest payment date to the extent it is not cancelled or deemed cancelled in accordance with the provisions described under “—Interest Payments Discretionary” and “—Restriction on Interest Payments” in the Prospectus Supplement. Any interest cancelled or deemed cancelled (in each case, in whole or in part) in the circumstances described above shall not be due and shall not accumulate or be payable at any time thereafter, and holders of the Securities shall have no rights thereto or to receive any additional interest or compensation as a result of such cancellation or deemed cancellation.

Ranking	Subordinated to the claims of Senior Creditors (as defined below), as described in further detail in the Prospectus Supplement.

“Senior Creditors” means creditors of the Issuer (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up or administration of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of other creditors of the Issuer, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the Securities.

No Set-off	Subject to applicable law, no holder of Securities may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under, or in connection with, the Securities and each holder of Securities shall, by virtue of its holding of any Securities, be deemed to have waived all such rights of set-off, compensation or retention.

Capital Adequacy Trigger Event	A “Capital Adequacy Trigger Event” shall occur if the fully loaded CET1 Ratio (as defined below) as of the last day of each fiscal quarter or as of any other business day on which the fully loaded CET1 Ratio is calculated upon the instruction of the PRA (as defined in the Prospectus Supplement) or at the Issuer’s discretion, as the case may be, is less than 7.00% on such date.

“fully loaded CET1 Ratio” means, as of the relevant date, the ratio of CET1 Capital (as defined in the Prospectus Supplement) as of such date to the Risk Weighted Assets (as defined in the Prospectus Supplement) of Barclays PLC and its consolidated subsidiaries (the “Group”) as of the same date, expressed as a percentage and on the basis that all measures used in such calculation shall be calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation (as defined in the Prospectus Supplement) (as may be amended from time to time).

Automatic Conversion Upon Capital Adequacy Trigger Event	An Automatic Conversion will occur without delay upon the occurrence of a Capital Adequacy Trigger Event.

“Automatic Conversion” means the irrevocable and automatic release of all of the Issuer’s obligations under the Securities (other than the CSO Obligations (as defined in the Prospectus Supplement), if any) in consideration of the Issuer’s issuance of the Conversion Shares (as defined in the Prospectus Supplement) at the Conversion Price to the Conversion Shares Depository (as defined in the Prospectus Supplement) (on behalf of the holders of the Securities) or to the relevant recipient, all in accordance with the terms of the Securities and as described in the Prospectus Supplement.

Conversion Price	$2.64 per Conversion Share (subject to certain anti-dilution adjustments described in the Prospectus Supplement and the provisions described under “—Conversion Shares Offer” in the Prospectus Supplement).

Conversion Shares Offer	Following an Automatic Conversion, the Issuer may, in its sole and absolute discretion, elect that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of the Issuer’s ordinary shareholders at such time at a cash price per Conversion Share equal to the Conversion Shares Offer Price, as further described in the Prospectus Supplement.

Conversion Shares Offer Price	£1.65 per Conversion Share (subject to certain anti-dilution adjustments as described in the Prospectus Supplement).

Agreement with Respect to the Exercise of U.K. Bail-in Power	By its acquisition of the Securities, each holder of the Securities acknowledges, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power (as defined in the Prospectus Supplement) by the relevant U.K. resolution authority (as defined in the Prospectus Supplement) that may result in the cancellation of all, or a portion, of the principal amount of, or interest on, the Securities and/or the conversion of all, or a portion, of the principal amount of, or interest on, the Securities into shares or other securities or other obligations of the Issuer or another person, including by means of a variation to the terms of the Securities to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Securities further acknowledges and agrees that the rights of the holders of the Securities are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, the potential conversion of the Securities into shares, other securities or other obligations in connection with the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority is separate and distinct from an Automatic Conversion following a Capital Adequacy Trigger Event.

Optional Redemption	The Issuer may, at its option, redeem the Securities, in whole but not in part, on any Reset Date at 100% of their principal amount, together with any accrued but unpaid interest (which excludes any interest cancelled or deemed cancelled as described under “—Interest Payments Discretionary” or “—Restriction on Interest Payments” in the Prospectus Supplement) to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Prospectus Supplement.

Regulatory Event Redemption

If there is a change in the regulatory classification of the Securities that occurs on or after the issue date of the Securities and that does, or would be likely to, result in any of the outstanding aggregate principal amount of the Securities ceasing to be included in, or counting towards, the Group’s Tier 1 Capital (as defined in the Prospectus Supplement), the Issuer may, at its option, redeem the Securities, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest (which excludes any interest cancelled or deemed cancelled as described under “—Interest Payments Discretionary” or “—Restriction on Interest Payments” in the Prospectus Supplement) to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Prospectus Supplement.

Tax Redemption	If there is a Tax Event (as defined in the Prospectus Supplement), the Issuer may, at its option, redeem the Securities, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest (which excludes any interest cancelled or deemed cancelled as described under “—Interest Payments Discretionary” or “—Restriction on Interest Payments” in the Prospectus Supplement) to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Prospectus Supplement.

Default and Remedies	As further described in the Prospectus Supplement, other than the limited remedies specified under “Default and Remedies” in the Prospectus Supplement and subject to “Trust Indenture Act remedies” in the Prospectus Supplement, no remedy against the Issuer will be available to the trustee (acting on behalf of the holders of the Securities) or the holders of the Securities whether for the recovery of amounts owing in respect of such Securities or under the Indenture or in respect of any breach by the Issuer of any of its obligations under or in respect of the terms of such Securities or under the Indenture in relation thereto; provided, however, that such limitation shall not apply to the Issuer’s obligations to pay the fees and expenses of, and to indemnify, the trustee (including fees and expenses of trustee’s counsel) and the trustee’s rights to apply money collected to first pay its fees and expenses shall not be subject to the subordination provisions set forth in the Indenture.

Denominations	$200,000 and integral multiples of $1,000 in excess thereof

ISIN/CUSIP	US06738EAA38/ 06738E AA3

Business Days	New York, London

Reoffer Yield	8.25%

Price to Public	99.993%

Estimated Underwriter Compensation	1.25% of the principal amount of the Securities, including a structuring fee of 0.30% of the aggregate principal amount of the Securities payable to Barclays Capital Inc.

Estimated Net Proceeds	$1,974,860,000

Global Coordinator, Sole Structuring Adviser and Bookrunner	Barclays Capital Inc.

Joint Lead Managers	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., SMBC Nikko Capital Markets Limited, UBS Securities LLC and Wells Fargo Securities, LLC.

Co-Lead Managers	BMO Capital Markets Corp., Capital One Securities, Inc., CIBC World Markets Corp., Commerz Markets LLC, DBS Bank Ltd., ING Bank N.V. Belgian Branch, Lloyds Bank plc, nabSecurities, LLC, National Bank of Abu Dhabi P.J.S.C., PNC Capital Markets LLC, RBC Capital Markets LLC and Santander Investment Securities Inc.

Documentation	To be documented under the Issuer’s SEC registered shelf

Clearing	DTC

Listing	SIX Swiss Exchange AG

Calculation Agent	The Bank of New York Mellon, London Branch, or its successor appointed by the Issuer.

Governing Law	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law.

Definitions	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Prospectus Supplement.

The Issuer has filed a registration statement, including a prospectus and the Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling +1-888-603-5847, Citigroup Global Markets Inc. at +1-800-831-9146, Deutsche Bank Securities Inc. at +1-800-503-4611, Goldman, Sachs & Co. at +1-866-471-2526, SMBC Nikko Capital Markets Limited at + 44-203-527-7000, UBS Securities LLC at +1-877-827-6444and Wells Fargo Securities, LLC at +1-800-326-5897.